U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:

Commission file number:

CANETIC RESOURCES TRUST

(Exact name of registrant as specified in its charter)

Alberta, Canada	1311	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

1900, 255 - 5 Avenue SW, Calgary, Alberta, Canada T2P 3G6
(403) 539-6300
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, WA 98101
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Trust Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐                    No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐                    No ☒

FORM 40-F

Principal Documents

The documents filed with this registration statement as Exhibits 99.11 through 99.161 and Exhibits 99.178 through 99.185, each of which is incorporated by reference into this registration statement, contain all information material to an investment decision that Canetic Resources Trust (the “Canetic”) and its predecessors, Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”), since January 1, 2005, (i) made or were required to make public pursuant to the law of Alberta or Canada, (ii) filed or were required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX, or (iii) distributed or were required to distribute to their respective security holders.

In addition, Exhibits 99.162 through 99.177, each of which is incorporated by reference into this registration statement, contain reconciliations to United States generally accepted accounting principles of certain financial statements included in this registration statement.

Off-Balance Sheet Arrangements

As of the date of filing this registration statement, Canetic does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations.

The following table includes aggregated information for Canetic which includes the contractual obligations of Acclaim,  StarPoint and APF Energy Trust at December 31,  2004.  There were no significant changes in contractual obligations from December 31, 2004 to September 30, 2005, other than the conversion of $84.7 million of debentures into units, related interest of $12.5 million and the issuance by StarPoint of $60 million convertible debentures that mature on July 31, 2008.

All amounts in this section are in Canadian dollars.

	Payments Due By Period (in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Bank debt	527,012	74,167	—	—	452,845
Interest on bank debt(1)	139,166	22,424	58,371	58,371	—
Convertible debentures	128,309	—	55,408	72,901	—
Interest on convertible debentures	45,835	11,146	30,801	3,888	—
Office Operating Leases	14,590	3,238	8,392	2,960	—
Purchase Obligations (gas transportation)	6,858	715	2,112	2,073	1,958
Total	861,770	111,690	155,084	140,193	454,803

(1)   Bank loans that require no principal repayment are assumed to be repaid at the end of five years for the purpose of calculating interest.

Long term debt

1)     Acclaim Energy Trust

Acclaim has a credit facility with a syndicate of banks that includes a $400 million revolving production loan and a $25 million revolving operating loan, of which $283.8 million was drawn at December 31, 2004.  The facility is subject to semi-annual review where the lenders may re-determine the borrowing base at any time.  Pursuant to the terms of the revised credit facility dated November 7, 2003, Acclaim may extend the revolving period for a further 364 day period.  If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period.  Therefore debt repayments have not been allocated to specific periods  in the above table.

2)     StarPoint Energy Ltd.

On December 31, 2004, StarPoint had an $85 million demand loan facility.  At December 31, 2004,  $74 million had been drawn on this facility which has been reflected as current in the above table.

3)  APF Energy Trust

StarPoint Energy Trust acquired APF Energy Trust on June 27, 2005.   At December 31, 2004, APF had a revolving credit and term facility for $200 million with a syndicate of Canadian financial institutions. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The facility contains an option to extend the revolving period for an additional 364 days at the option of the lenders upon notice from the Trust no earlier than 180 days and no less than 90 days prior to the end of the initial revolving period, being October 31, 2005. If not extended, the outstanding principal converts to a one-year non-revolving reducing loan for a term of one year.  From the date of conversion to a one-year term facility, APF will pay one-sixth of the outstanding principal after 180 days and one-twelfth of the outstanding principal every 90 days thereafter.  Therefore debt repayments have not been allocated to specific periods in the above table.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.            Undertaking.

Canetic undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.                                    Consent to Service of Process.

Canetic has filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Canetic shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of Canetic.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Canetic certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on January 16, 2006.

Canetic Resources Trust
by its administrator, Canetic Resources Inc.

By:	/s/ J. Paul Charron
Name: J. Paul Charron
Title: President and Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Description

Consents
99.1	Consent of Deloitte & Touche LLP
99.2	Consent of KPMG LLP
99.3	Consent of Collins Barrow Calgary LLP
99.4	Consents of PricewaterhouseCoopers LLP
99.5	Consent of GLJ Petroleum Consultants Ltd.
99.6	Consent of McDaniel & Associates Consultants Ltd.
99.7	Consent of Sproule Associates Limited
99.8	Consent of Dorsey & Whitney LLP
99.9	Consent of Carter Ledyard & Milburn LLP
99.10	Consent of Burnet, Duckworth & Palmer LLP

Documents Filed by Both Acclaim and StarPoint
99.11	Joint Information Circular and Proxy Statement, dated November 18, 2005 (including Arrangement Agreement, dated as of November 17, 2005, included therein as Appendix D)
99.12	Pre-Arrangement Agreement, dated September 19, 2005
99.13	News release dated September 19, 2005
99.14	News release dated September 23, 2005
99.15	News release, dated November 22, 2005
99.16	News release, dated December 16, 2005
99.17	News release, dated December 19, 2005

Acclaim Documents
99.18	Annual Information Form for the year ended December 31, 2004
99.19	2004 Annual Report, including Management’s Discussion and Analysis (including Audited Annual Consolidated Financial Statements for the years ended December 31, 2004 and 2003)
99.20	Quarterly Report to Unitholders for the quarter ended March 31, 2005
99.21	Quarterly Report to Unitholders for the quarter ended June 30, 2005
99.22	Quarterly Report to Unitholders for the quarter ended September 30, 2005
99.23	CEO Certification of Annual Filings for the year ended December 31, 2004
99.24	CFO Certification of Annual Filings for the year ended December 31, 2004
99.25	CEO Certification of Interim Filings for the quarter ended March 31, 2005
99.26	CFO Certification of Interim Filings for the quarter ended March 31, 2005
99.27	CEO Certification of Interim Filings for the quarter ended June 30, 2005
99.28	CFO Certification of Interim Filings for the quarter ended June 30, 2005
99.29	CEO Certification of Interim Filings for the quarter ended September 30, 2005
99.30	CFO Certification of Interim Filings for the quarter ended September 30, 2005
99.31	Information Circular and Proxy Statement for Annual and Special Meeting of Unitholders held on May 12, 2005
99.32	Material Change Report, dated September 19, 2005
99.33	Ontario Form 13-502F1 – Annual Participation Fee for Reporting Issuers, for the year ended December 31, 2004

99.34	Report of Voting Results from Annual and Special Meeting of Unitholders held on May 12, 2005
99.35	Report of Voting Results from Special Meeting of Unitholders held on December 19, 2005
99.36	Letter of Transmittal
99.37	Amended and Restated Trust Indenture of Acclaim, made as of April 20, 2001
99.38	Amendment, made as of May 31, 2003, to Amended and Restated Trust Indenture made as of April 20, 2001
99.39	News release, dated January 11, 2005
99.40	News release, dated January 19, 2005
99.41	News release, dated February 15, 2005
99.42	News release, dated February 17, 2005
99.43	News release, dated February 25, 2005
99.44	News release, dated March 7, 2005
99.45	News release, dated March 10, 2005
99.46	News release, dated March 18, 2005
99.47	News release, dated March 29, 2005
99.48	News release, dated April 19, 2005
99.49	News release, dated May 9, 2005
99.50	News release, dated May 16, 2005
99.51	News release, dated May 19, 2005
99.52	News release, dated June 20, 2005
99.53	News release, dated July 15, 2005
99.54	News release, dated July 20, 2005
99.55	News release, dated August 4, 2005
99.56	News release, dated August 15, 2005
99.57	News release, dated August 17, 2005
99.58	News release, dated September 15, 2005
99.59	News release, dated October 14, 2005
99.60	News release, dated November 3, 2005
99.61	News release, dated November 15, 2005
99.62	News release, dated December 15, 2005
99.63	News release, dated December 28, 2005

StarPoint Documents
99.64	Renewal Annual Information Form for the year ended December 31, 2004
99.65	Audited annual consolidated financial statements for the year ended December 31, 2004
99.66	Quarterly Report to Unitholders for the quarter ended March 31, 2005
99.67	Quarterly Report to Unitholders for the quarter ended June 30, 2005
99.68	Quarterly Report to Unitholders for the quarter ended September 30, 2005
99.69	Annual Management’s Discussion and Analysis for the year ended December 31, 2004
99.70	2004 Annual Report

99.71	CEO Certification of Annual Filings for the year ended December 31, 2004
99.72	CFO Certification of Annual Filings for the year ended December 31, 2004
99.73	CEO Certification of Interim Filings for the quarter ended March 31, 2005
99.74	CFO Certification of Interim Filings for the quarter ended March 31, 2005
99.75	CEO Certification of Interim Filings for the quarter ended June 30, 2005
99.76	CFO Certification of Interim Filings for the quarter ended June 30, 2005
99.77	CEO Certification of Interim Filings for the quarter ended September 30, 2005
99.78	CFO Certification of Interim Filings for the quarter ended September 30, 2005
99.79	Business Acquisition Report, dated April 12, 2005
99.80	Business Acquisition Report, dated July 20, 2005
99.81	Business Acquisition Report, dated July 28, 2005
99.82	Business Acquisition Report, dated October 17, 2005
99.83	Preliminary short form prospectus, dated January 27, 2005
99.84	Preliminary short form prospectus, dated May 11, 2005
99.85	Preliminary short form prospectus, dated July 20, 2005
99.86	Final short form prospectus, dated February 3, 2005
99.87	Final short form prospectus, dated May 19, 2005
99.88	Final short form prospectus, dated July 28, 2005
99.89	Information Circular and Proxy Statement for Annual Meeting of Unitholders held on May 30, 2005
99.90	Material Change Report, dated February 1, 2005
99.91	Material Change Report, dated April 22, 2005
99.92	Material Change Report, dated May 13, 2005
99.93	Material Change Report, dated July 20, 2005
99.94	Material Change Report, dated September 21, 2005
99.95	Ontario Form 13-502F1 – Annual Participation Fee for Reporting Issuers, for the year ended December 31, 2005
99.96	Report of Voting Results from Annual Meeting of Unitholders held on May 30, 2005
99.97	Report of Voting Results from Special Meeting of Unitholders held on December 19, 2005
99.98	Letter of Transmittal
99.99	Trust Indenture, dated as of December 6, 2004
99.100	Support Agreement, dated as of January 7, 2005
99.101	Voting and Exchange Trust Agreement, dated as of January 7, 2005
99.102	News release, dated January 19, 2005
99.103	News release, dated January 24, 2005
99.104	News release, dated January 25, 2005
99.105	News release, dated January 28, 2005
99.106	News release, dated February 9, 2005
99.107	News release, dated February 10 2005
99.108	News release, dated February 15, 2005
99.109	News release, dated March 10, 2005
99.110	News release, dated March 15, 2005
99.111	News release, dated March 17, 2005
99.112	News release, dated March 29, 2005
99.113	News release, dated April 12, 2005
99.114	News release, dated April 13, 2005

99.115	News release, dated April 15, 2005
99.116	News release, dated May 9, 2005
99.117	News release, dated May 11, 2005
99.118	News release, dated May 16, 2005
99.119	News release, dated May 16, 2005
99.120	News release, dated May 26, 2005
99.121	News release, dated June 10, 2005
99.122	News release, dated June 10, 2005
99.123	News release, dated June 10, 2005
99.124	News release, dated June 15, 2005
99.125	News release, dated June 21, 2005
99.126	News release, dated June 27, 2005
99.127	News release, dated June 30, 2005
99.128	News release, dated July 12, 2005
99.129	News release, dated July 16, 2005
99.130	News release, dated July 18, 2005
99.131	News release, dated August 9, 2005
99.132	News release, dated August 9, 2005
99.133	News release, dated August 9, 2005
99.134	News release, dated August 10, 2005
99.135	News release, dated August 12, 2005
99.136	News release, dated August 15, 2005
99.137	News release, dated September 12, 2005
99.138	News release, dated September 15, 2005
99.139	News release, dated October 12, 2005
99.140	News release, dated October 14, 2005
99.141	News release, dated November 9, 2005
99.142	News release, dated November 10, 2005
99.143	News release, dated November 15, 2005
99.144	News release, dated December 15, 2005
99.145	News release, dated December 16, 2005
99.146	Underwriting Agreement, dated January 27, 2005
99.147	Underwriting Agreement, dated as of May 11, 2005
99.148	Subscription Receipt Agreement, dated May 26, 2005
99.149	Subscription Receipt Agreement, dated August 9, 2005
99.150	Credit Agreement, dated as of June 27, 2005
99.151	Subordination Agreement, dated as of January 7, 2005
99.152	Subordination Agreement, dated as of June 27, 2005
99.153	Trust Indenture for the Issuance of Debentures, dated as of May 26, 2005
99.154	Partnership Purchase Agreement, dated as of July 18, 2005
99.155	Partnership Interest Sale Agreement, dated May 9, 2005
99.156	Combination Agreement, dated April 13, 2005
99.157	Letter Agreement with Bank of Montreal, dated January 6, 2005
99.158	Note Indenture, dated January 4, 2005
99.159	Administration Agreement, dated as of December 6, 2004
99.160	Premium Distribution (RM), Distribution Reinvestment and Optional Trust Unit Purchase Plan

99.161	Restricted Unit Bonus Plan

U.S. GAAP Reconciliations
99.162	Canetic Audited Balance Sheet as of November 16, 2005
99.163	Acclaim Audited Annual Consolidated Financial Statements for the Years Ended December 31, 2004 and 2003 (as refiled with U.S. GAAP reconciliation)
99.164	StarPoint Energy Trust Audited Balance Sheet for the Year Ended December 31, 2004
99.165	StarPoint Energy Ltd. Audited Annual Consolidated Financial Statements for the Years Ended December 31, 2004 and 2003
99.166	APF Energy Trust Audited Annual Consolidated Financial Statements for the Years Ended December 31, 2004 and 2003
99.167	Great Northern Exploration Ltd. Audited Annual Consolidated Financial Statements for the Years Ended December 31, 2003 and 2002
99.168	Audited Schedule of Revenues, Royalties and Operating Expenses – Chevron – for the Years Ended December 31, 2003, 2002 and 2001
99.169	Audited Schedule of Revenues, Royalties and Operating Expenses – EnCana – for the Years Ended December 31, 2004, 2003 and 2002
99.170	Audited Schedule of Revenues, Royalties and Operating Expenses – Nexen – for the Years Ended December 31, 2004, 2003 and 2002
99.171	E3 Energy Inc. Audited Annual Consolidated Financial Statements for the Years Ended December 31, 2004 and 2003
99.172	Selkirk Energy Partnership Audited Annual Consolidated Financial Statements as of January 31, 2004
99.173	Upton Resources Inc. Audited Annual Consolidated Financial Statements for the Year Ended December 31, 2003
99.174	TriStar Oil & Gas Ltd. (“TriStar”) Audited Balance Sheet as of September 30, 2005
99.175	TriStar Audited Statements of Net Operating Revenues of TriStar Other Assets for the Years Ended December 31, 2004 and 2003
99.176	TriStar Audited Statements of Net Operating Revenues for the Countess Assets for the Years Ended December 31, 2004 and 2003
99.177	Canetic Pro Forma Consolidated Financial Statements for the Year Ended December 31, 2004

Canetic Documents
99.178	Amended and Restated Trust Indenture, dated as of January 5, 2006
99.179	Unit Award Incentive Plan
99.180	Administration Agreement, dated as of January 5, 2006
99.181	Second Supplemental Trust Indenture, dated as of January 5, 2006
99.182	First Supplemental Trust Indenture, dated as of January 5, 2006
99.183	Second Supplemental Trust Indenture, dated as of January 5, 2006
99.184	News release, dated January 5, 2006
99.185	Material change report, dated January 13, 2006